News Release

Algonquin Power & Utilities Corp. Announces 2014 First Quarter Financial Results
OAKVILLE, Ontario – May 8, 2014 - Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”), today announced financial results for the first quarter ended March 31, 2014.
Financial Highlights:

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For the first quarter of 2014, revenue was $343.5 million compared to $193.3 million in the first quarter of 2013. The increase in revenue over the same period in 2013 is primarily the result of regulated utility acquisitions including Peach State Gas and New England Gas, and increased customer demand along with higher electricity and gas rates at EnergyNorth Gas and Granite State Electric.

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APUC reported net earnings from continuing operations of $35.6 million or $0.16 per share in the first quarter of 2014 compared to net earnings from continuing operations of $20.3 million or $0.09 per share in the first quarter of 2013.

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APUC reported adjusted net earnings[1] of $36.8 million or $0.17 per share in the first quarter of 2014 compared to adjusted net earnings[1] of $19.6 million or $0.09 per share in the first quarter of 2013.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $97.5 million in the first quarter of 2014 compared to $62.8 million in the first quarter of 2013. The increase in Adjusted EBITDA[1] is primarily due to increased customer demand from natural gas and electricity distribution systems, acquisitions completed in 2013, the impact of rate case settlements in the utilities business, and a stronger U.S. dollar.

Growth Highlights:

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On January 22, 2014, a subsidiary of APUC, Liberty Utilities (Granite State Electric) Corp. achieved a rate increase of U.S. $10.9 million, which also allows for a one time recovery of rate case expenses of U.S. $0.4 million. The rate increase was approved on March 17, 2014 with the new permanent rates effective as of April 1, 2014.

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During the quarter, a subsidiary of APUC, Algonquin Power Co., completed the construction of its 10 MWac solar project located near Cornwall, Ontario. The facility reached commercial operation on March 27, 2014 for a total capital cost of approximately $44.7 million. The facility represents the first solar project in the portfolio. The facility is expected to generate approximately 14,400 MW-hrs of electricity annually with the power sold under a 20 year FIT Power Purchase Agreement with the Ontario Power Authority.

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On March 31, 2014, Algonquin Power Co., completed the acquisition of the remaining 40% of a 400 MW wind power portfolio in the United States for total consideration of U.S.$115.0 million. Algonquin Power Co. originally owned a 60% controlling interest in the portfolio therefore no additional ongoing management or administrative costs are expected to be incurred. The 400 MW wind portfolio consists of three facilities, Minonk (200 MW), Senate (150 MW), and Sandy Ridge (50 MW) located in the states of Illinois, Texas, and Pennsylvania, respectively.

Corporate Highlights:

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On January 17, 2014, Algonquin Power Co. issued $200.0 million 4.65% senior unsecured debentures with a maturity date of February 15, 2022 pursuant to a private placement in Canada and the United States. The debentures were sold at a price of $99.864 per $100.00 principal amount resulting in an effective yield of 4.67%. Concurrent with the offering, a fixed

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for fixed cross currency swap was entered, coterminous with the debentures, to economically convert the Canadian dollar denominated debentures into U.S. dollars, resulting in an effective interest rate throughout the term of approximately 4.77%.

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Also during the first quarter, APUC issued 4.0 million cumulative rate reset preferred shares, Series D at a price of $25 per share, for aggregate gross proceeds of $100 million. The preferred shares yield 5.0% annually for the initial five-year period ending March 31, 2019. The preferred shares have been assigned a rating of P-3 (High) and Pfd-3 (Low) by S&P and DBRS respectively.

“I am pleased that our growth initiatives from last year are now fully reflected in our first quarter financial results", commented Chief Executive Officer Ian Robertson. "As we look forward to the balance of this year, we are confident that our clearly identified portfolio of achievable opportunities will allow us to create long-term, accretive value in our business, delivering cash flow, earnings and dividend growth for our shareholders".

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 9, 2014, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, May 9 2014
Start Time: 10:00 a.m. eastern
Phone Number: Toll free within North America: 1-877-974-0445 or Local 416-644-3415.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4679004# from May 9, 2014 until May 23, 2014.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities owns and operates a diversified $3.7 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 480,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

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Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the year ended December 31, 2013.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

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